Exhibit 99.1

OBSIDIAN ENERGY LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Obsidian Energy Ltd. (the "Company" or "Obsidian Energy")

200, 207 – 9th Avenue SW

Calgary, AB

T2P 1K3

2. DATE OF MATERIAL CHANGE

February 19, 2025.

3. NEWS RELEASE

A press release describing the material change was disseminated by the Company on February 19, 2025 through the facilities of Newsfile Corp. and can be found under the Company's profile on SEDAR+ at www.sedarplus.ca, and would have been received by the securities commissions where the Company is a reporting issuer in the normal course of dissemination.

4. SUMMARY OF MATERIAL CHANGE

On February 19, 2025, Obsidian Energy, Obsidian Energy Partnership and 1647456 Alberta Ltd. (collectively, the "Vendors") entered into an asset purchase and sale agreement (the "Purchase Agreement") with InPlay Oil Corp. (the "Purchaser"). Pursuant to the Purchase Agreement, the Vendors agreed to sell (the "Transaction") their entire interest in their Pembina Cardium assets (the "Purchased Assets") for an aggregate purchase price of approximately $320.5 million (subject to customary closing and other adjustments) payable as follows: (i) $220.5 million in cash (the "Cash Consideration"); (ii) $85 million of common shares ("Common Shares") of the Purchaser at a deemed price per share of $1.55 (the "Share Consideration"); and (iii) the transfer of the Purchaser's 34.6 percent working interest in the Willesden Green Cardium Unit #2 oil field valued at approximately $15 million (the "WGC Unit #2").

5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 FULL DESCRIPTION OF MATERIAL CHANGE

The Transaction

On February 19, 2025, the Vendors entered into the Purchase Agreement with the Purchaser. Pursuant to the Purchase Agreement, the Vendors agreed to sell the Purchased Assets to the Purchaser for an aggregate purchase price of approximately $320.5 million (subject to customary closing and other adjustments) comprised of the Cash Consideration, the Share Consideration and the transfer of the WGC Unit #2.

The Purchased Assets

The Purchased Assets are comprised of approximately 498 net sections of lands in the Pembina area of Central Alberta, including associated facilities and gathering systems. The Purchased Assets include proved developed producing reserves of 32.8 million boe, proved reserves of 54.7 million boe and proved plus probable reserves of 76.2 million boe. The estimated 2024 annual average production of the Purchased Assets (net of the WGC Unit #2 interest production) was approximately 10,300 boe/d (comprised of 58 percent crude oil, 9 percent natural gas liquids and 33 percent natural gas).

The following table sets forth the oil, natural gas liquids and natural gas reserves of Obsidian Energy as at December 31, 2024 before giving effect to the Transaction and after giving effect to the Transaction (inclusive of the reserves associated with the interest in the WGC Unit #2 being acquired by Obsidian Energy in connection with the Transaction).

	Obsidian Energy before Transaction(2)	Purchased Assets(2)	WGC Unit #2(3)(4)(5)	Obsidian Energy after Transaction(6)
Oil and Gas Reserves (million boe)
Proved
Proved Developed Producing	85.3	32.8	0.3	52.8
Proved Developed Non-Producing	2.2	0.3	0.05	2.0
Proved Undeveloped	63.5	21.6	2.2	44.1
Total Proved(1)	151.1	54.7	2.5	98.9
Total Probable	70.2	21.6	1.1	49.8
Total Proved plus Probable(1)	221.2	76.2	3.6	148.6

Notes:

(1) Columns may not add due to rounding.

(2) The reserves data presented herein in respect of Obsidian Energy and the Purchased Assets are derived from the reserves report prepared by Obsidian Energy's independent reserve engineer effective December 31, 2024, which evaluated the oil, natural gas and natural gas liquids reserves attributable to Obsidian Energy and the Purchased Assets, respectively (the "GLJ Report").

(3) Represents the 34.6% interest being acquired by Obsidian Energy in WGC Unit #2 pursuant to the Transaction. As of December 31, 2024, Obsidian Energy owned a 65.3% interest in the WGC Unit #2 which interest is reflected in the GLJ Report and in the column entitled "Obsidian Energy before Transaction".

(4) The reserves data presented herein in respect of WGC Unit #2 is internally estimated by the Company's internal qualified reserves evaluator, prepared in accordance with NI 51-101 and the COGE Handbook and effective as of December 31, 2024.

(5) The estimated annual average production for 2024 of WGC Unit #2 interest to be transferred to Obsidian Energy pursuant to the Transaction is approximately 160 boe/d (68 percent crude oil, 6 percent natural gas and 26 percent natural gas).

(6) Amounts in this column were calculated by: (y) subtracting the amounts in the "Purchased Assets" column from; and (z) adding the amounts in the WGC Units #2 column to, the amounts in the "Obsidian Energy before Transaction" column. Amounts may not add due to rounding.

Deposit, Break Fee, Liability Arrangements and Conditions to Closing of the Transaction

Concurrent with the execution of the Purchase Agreement and in accordance therewith, the Purchaser delivered a $5,000,000 deposit (the "Deposit"). Pursuant to the terms of the Purchase Agreement, if the Transaction is completed, the Deposit will be credited to the Cash Consideration. If the Transaction does not close due to the occurrence of an Adverse Tariff Event (as defined in the Purchase Agreement) which has expressly resulted in one of the Purchaser's financings being terminated or if the Purchaser fails to meet certain of its conditions to closing under the Purchase Agreement, Obsidian Energy shall be entitled to retain the Deposit. If the Transaction does not close due to failure: (i) to receive approval of the Issuance Resolution (as defined below); (ii) to receive the approval of the Toronto Stock Exchange (the "TSX") (as a result of the failure to obtain approval of the Issuance Resolution (as defined herein)); (iii) of the Purchaser to satisfy its conditions to closing under the Purchase Agreement (except as a result of a continuing Adverse Tariff Event that results in one or both of its financings being terminated); (iv) to complete the specific conveyances and asset conveyances as required by the Purchase Agreement; or (v) the occurrence of a Purchaser Change of Recommendation (as defined in the Purchase Agreement), then (y) the Deposit will be forfeited to Obsidian Energy together with any interest actually earned thereon; and (z) the Purchaser will be required to pay a break fee of $6,000,000 to the Company. If closing of the Transaction does not occur for any reason other than as noted above, the Deposit will be returned to the Purchaser.

In connection with the Transaction, the Vendor has agreed to indemnify the Purchaser in respect of certain liabilities that may arise out of the acquisition of the Purchased Assets as a result of any breaches of the representations and warranties and covenants made by the Vendors. The Purchaser has agreed to indemnify the Vendors in respect of certain liabilities arising out of the Purchase Agreement, including any breaches of the representations and warranties and covenants by the Purchaser. Consistent with typical industry practice, the Purchaser has also agreed to indemnify the Vendor after closing for certain liabilities which relate to the Purchased Assets and for all past, present and future environmental liabilities for matters relating to the Purchased Assets.

The number of Common Shares issuable pursuant to the Transaction will represent greater than 25% of the Purchaser's issued and outstanding Common Shares (on a non-diluted basis). In accordance with rules and policies of the TSX, the Purchaser will hold a special meeting of its shareholders on April 4, 2025 at which the shareholders will be asked to approve an ordinary resolution in respect of the issuance of up to an aggregate of 54,838,709 Common Shares, comprising the Share Consideration (the "Issuance Resolution"). The Purchaser's shareholders holding approximately 27 percent of the issued and outstanding Common Shares have entered into irrevocable voting support agreements with Obsidian Energy, pursuant to which they have agreed to, among other things, vote in favour of the Issuance Resolution.

Through the issuance of the Share Consideration, Obsidian Energy will hold 54,838,709 Common Shares or approximately 33% percent of the issued and outstanding Common Shares following completion of the Transaction and the public offering of 21,145,625 subscription receipts of the Purchaser. In connection with the issuance of the Share Consideration and as conditions to closing of the Transaction, the Purchaser and Obsidian Energy have agreed to enter into an investor rights agreement (the "Investor Rights Agreement") and a registration rights agreement (the "Registration Rights Agreement"). In addition, on the closing date of the Transaction (the "Closing Date"), Obsidian Energy will enter into hold period agreements (the "Hold Period Agreements" together with the Investor Rights Agreement and the Registration Rights Agreement, the "Ancillary Agreements") with each of the insiders of the Purchaser including Carbon Infrastructure Partners Corp. ("CIP"). Each of the Ancillary Agreements are described further below.

The Transaction is subject to receipt of applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including compliance with the Competition Act (Canada), the acceptance of the TSX, the approval of the Issuance Resolution and the satisfaction of other customary closing conditions.

Closing of the Transaction is expected to occur in April 2025, with an effective date of December 1, 2024.

The Ancillary Agreements

Investor Rights Agreement

The Investor Rights Agreement will provide Obsidian Energy with governance and voting rights and obligations in respect of the Purchaser and will impose certain restrictions on the disposition of the Common Shares comprising the Share Consideration.

Pursuant to the Investor Rights Agreement, Obsidian Energy will designate two (2) representatives who will be appointed to the board of directors of the Purchaser ("Board") on the Closing Date. In addition and for so long as Obsidian Energy holds 20 percent or more of the issued and outstanding Common Shares, the Company shall be entitled to appoint or nominate two (2) representatives to the Board. Further, for so long as Obsidian Energy holds more than 10 percent but less than 20 percent of the issued and outstanding Common Shares, the Company shall be entitled to appoint or nominate one (1) representative to the Board. The foregoing nomination and appointment rights are in respect of a Board comprised of eight (8) directors and in the event that the Board is comprised of greater than eight (8) directors, the number of directors that Obsidian Energy shall be entitled to appoint and/or nominate shall be increased on a proportionate basis.

Obsidian Energy will also agree pursuant to the Investor Rights Agreement but subject to certain exceptions, that it shall vote (or cause to be voted, or at Obsidian Energy's discretion, abstain or caused to be abstained from voting) all Common Shares held by it in accordance with the recommendations of the Board or management of the Purchaser: (i) at the Purchaser's annual general meeting of Shareholders to be held in 2025 in respect of the election of directors; the appointment of the Purchaser's auditors; and the approval of the Purchaser's incentive plans; and (ii) at the Purchaser's annual general meeting of Shareholders to be held in 2026, in respect of the appointment of the Purchaser's auditors.

Additionally, the Investor Rights Agreement will provide that, subject to customary exceptions, Obsidian Energy shall not sell, transfer or pledge, hedge or otherwise dispose of any Common Shares until the six month anniversary of the Closing Date (the "Hold Period") without the prior consent of the Purchaser. The Hold Period shall not apply to: (i) a transfer pursuant to a change of control transaction of the Purchaser; (ii) transfers to an affiliate of Obsidian Energy that has signed a joinder to the Investor Rights Agreement; (iii) distributions under the Registration Rights Agreement; (iv) Share Exchange Transactions (as defined in the Investor Rights Agreement); and (v) following the date which is four months following the Closing Date, Share Disposition Transactions (as defined in the Investor Rights Agreement).

Registration Rights Agreement

The Registration Rights Agreement will provide Obsidian Energy with customary demand and piggyback distribution rights in respect of the Common Shares comprising the Share Consideration. Pursuant to Registration Rights Agreement, the Purchaser will be required to maintain a short form (final) base shelf prospectus to qualify the Common Shares held by Obsidian Energy for distribution (the "Investor Distributable Securities") and from the date that is six months from the Closing Date and while Obsidian Energy holds, directly or indirectly, collectively 10 percent or more of the outstanding Common Shares, Obsidian Energy may, subject to certain restrictions and limitations, require the Purchaser to prepare and file a secondary offering prospectus supplement under Canadian securities laws qualifying the distribution of some or all of the Investor Distributable Securities. In addition, Obsidian Energy will also be entitled to distribute the Investor Distributable Securities in conjunction with equity offerings undertaken by the Purchaser and/or other shareholders of the Purchaser.

Hold Period Agreements

Each of the Purchaser's insiders, including CIP, will enter into Hold Period Agreements with Obsidian Energy on the Closing Date, pursuant to which such persons will agree not to dispose of or hedge Common Shares or other securities convertible into or exchangeable for Common Shares, in each case without the prior written consent of Obsidian Energy (such consent not to be unreasonably withheld or delayed). The foregoing prohibition on the transfers of the Common Shares held by insiders do not apply to (as applicable): (i) transfers to affiliates; (ii) transfers to a trustee in insolvency or bankruptcy; (iii) transfers to a child or spouse of the securityholder; (iv) certain permitted transfers in connection with bona fide tax or estate planning; (v) transfers of

Common Shares (for cash proceeds) to exercise options to purchase Common Shares; (vi) transfers of incentive securities in connection with the exercise or settlement thereof; (vii) transfers of Common Shares acquired upon the exercise or settlement of incentive securities; (viii) in the case of CIP only, Share Distribution Transactions (as defined in the Hold Period Agreements); and (ix) in the case of the insiders of the Purchaser other than CIP, Permitted Management Transfers (as defined in the Hold Period Agreements). The Hold Period Agreements shall be effective from the Closing Date to the earlier of: (y) nine (9) months from the anniversary of the Closing Date, and (z) the business day following the date on which neither Obsidian Energy nor any of its affiliates beneficially own any Common Shares.

The foregoing description of the Transaction, the Purchase Agreement and the Ancillary Agreements are summaries only and are qualified in their entirety by reference to the full text of the Purchase Agreement (including the scheduled Ancillary Agreements). A copy of the Purchase Agreement (and scheduled Ancillary Agreements) has been filed on Obsidian Energy's SEDAR+ profile and is available for viewing at www.sedarplus.ca.

5.2 DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7. OMITTED INFORMATION

Not applicable.

8. EXECUTIVE OFFICER

For further information, contact Peter Scott, Senior Vice President and Chief Financial Officer of Obsidian Energy, whose business telephone number is (403) 777-2500.

9. DATE OF REPORT

March 3, 2025.

ADVISORY ON FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "budget", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "objective", "aim", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Transaction, including the conditions thereof and the anticipated timing thereof; the anticipated timing of the special shareholders meeting of the Purchaser to consider the Issuance Resolution; the anticipated number of Common Shares that the Company will hold upon the closing of the Transaction and the offering of subscription receipts of the Purchaser; the Ancillary Agreements, including the anticipated terms thereof and the anticipated benefits to be derived therefrom; and the anticipated oil, natural gas liquids and natural gas reserves of Obsidian Energy after giving effect to the Transaction. Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things; the receipt of all shareholder, regulatory, exchange and other necessary approvals for closing the Transaction; that all conditions of closing the Transaction will be met; and that the Transaction will close on the timeline anticipated.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions, or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that the Purchaser and the Company, as applicable, may not receive all shareholder, regulatory, exchange and other necessary approvals for closing the Transaction; the risk that the Company's lenders under its credit facility may not consent to the Transaction; the risk that all conditions of closing the Transaction may not be met; the risk that the Transaction may not close when anticipated, or at all; and the risk that the Company may not achieve all of the anticipated benefits of the Transaction or the Ancillary Agreements.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OIL AND GAS INFORMATION AND RESERVES ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

The reserves data presented herein in respect of: (i) Obsidian Energy (inclusive of the Purchased Assets); and (ii) the Purchased Assets on a stand-alone basis are derived from the GLJ Report.

This document also discloses internally estimated reserves in respect of: (i) WGC Unit #2; and (ii) Obsidian Energy after giving effect to the Transaction. The reserves data presented herein in respect of WGC Unit #2 is an internal estimate prepared by members of Obsidian Energy's management team who are qualified reserve evaluators and is based on the similar analysis and methodologies contained in the GLJ Report in respect of Obsidian Energy's current interest in the WGC Unit #2. The reserves in respect of Obsidian Energy after giving effect to the Transaction is the sum of the reserves in the GLJ Report as they relate to Obsidian Energy effective December 31, 2024 and the internal estimates in respect of WGC Unit #2, less the reserves in respect of the Purchased Assets contained in the GLJ Report.

Under NI 51-101, "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"), proved reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.